Mail Stop 3561

April 6, 2009

BY U.S. MAIL and FACSIMILE

Dr. Nataliya Hearn
 President
ELEMENT 21 GOLF COMPANY
200 Queens Quay East, Unit #1
Toronto, Ontario, Canada MKA 4K9

      Re: **Element 21 Golf Company**
              Item 4.01 Form 8-K
              Filed April 3, 2009
              File No. 0-15260

Dear Dr. Hearn:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.   Please expand the last sentence of the second paragraph to also indicate, if true, that Parente Randolph LLC also did not render any audit opinions during its period of engagement.

2.   Further, please expand the second paragraph to disclose whether or not there were any disagreements with the former accountants, Parente Randolph, LLC from the time of its engagement on February 19, 2009 through the date of its dismissal on March 31, 2009. In addition, disclose whether or not there were any reportable events regarding the Company and Parente Randolph, LLC, during this same period. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   Please file an Exhibit 16.1 letter from Parente Randolph, LLC indicating whether or not they agree with your revised disclosures. The Item 4.01 Form 8-K amendment should be filed immediately.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant